Filed by Equifax Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: TALX Corporation
Commission File No.: 000-21465

TALX Employee Announcement February 14, 2007 TALX Plus Equifax

Additional Information and Where to Find It In connection with the proposed transaction, a registration statement of Equifax will be filed with the SEC.  Equifax and TALX shareholders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Equifax, TALX, and the proposed transaction.  The final proxy statement/prospectus will be mailed to shareholders of TALX.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Equifax and TALX, without charge, at the SEC’s web site (http://www.sec.gov).  Free copies of Equifax SEC filings are also available on the Equifax website (www.equifax.com) and free copies of TALX SEC filings are also available on the TALX website (www.talx.com).  Free copies of Equifax filings also may be obtained by directing a request to Equifax, Investor Relations, by phone to (404) 885-8000, in writing to Jeff Dodge, Vice President—Investor Relations, or by email to investor@equifax.com.  Free copies of TALX filings may be obtained by directing a request to TALX Investor Relations, by phone to (314) 214-7252, in writing to Janine A. Orf, Director of Finance, or by email to jorf@talx.com. This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Participants in the Solicitation Equifax, TALX and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from TALX shareholders with respect to the proposed transaction.  Information regarding the directors and executive officers of Equifax is included in its definitive proxy statement for its 2006 Annual Meeting of Shareholders filed with the SEC on April 12, 2006.  Information regarding the directors and officers of TALX is included in the definitive proxy statement for the TALX 2006 Annual Meeting of Shareholders filed with the SEC on July 24, 2006.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction.

Why is this Good for TALX and Our Clients? Increase shareholder value Enables TALX and employees grow to the next level Resources, acquisitions, professional growth and international market access, analytical tools Strategic marketing, 300 sales resources Stable business with long history of success Two strong teams Business continuity options and compliance focus Opportunity to immediately impact results Fast growing business unit Services for employees of our employer clients Enhanced HR Screening Expand reach to new verifier and employer clients

Welcome Equifax Rick Smith, Chairman and Chief Executive Officer

Who is Equifax? One of the largest sources of consumer and commercial data (traded on NYSE symbol: EFX) Provide real time answers for their customers Atlanta-based and founded 108 years ago Employs 4,900 people in 14 countries Equifax Vision To be the trusted provider of information solutions that empower our customers to make critical decisions with greater confidence.

How Does TALX Fit with Equifax’s Strategic Plan? TALX is an important element of Equifax’s Growth Strategy Equifax wants to broaden growth opportunities Growth-oriented acquisition fits their business strategy Entry into HR market—cross sell The Work Number® helps differentiate Equifax’s credit reports Leverage growth/margin from all TALX services UC, TCI, Complementary, pan and The Work Number Sell The Work Number to Equifax clients Both employer and verifier clients Equifax needs your innovation, energy and commitment to growth

Equifax Growth Strategy Leverage Technology to Build Value Emerging Market Expansion Increase Our Share of Clients’ Business Data That Differentiates Equifax

Equifax Growth Strategy Leverage Technology to Build Value Emerging Market Expansion Increase Our Share of Clients’ Business Data That Differentiates Equifax TALX Fuels Growth In Three Equifax Strategic Initiatives

TALX Would become Equifax’s Fifth Business Unit Rick Smith CEO Dann Adams US Consumer Information Systems $968MM Michael Shannon North America Commercial Solutions $49MM Rudy Ploder International $403MM Steve Ely North America Personal Solutions $126MM Bill Canfield TALX $274MM 30%+ Growth Equifax FY 2006 Revenue $1.55 billion, up 7% EPS $2.12 up 14% Business units organized similar to TALX structure

Purchase Agreement (key points) Agreement signed to merge TALX into Equifax Equifax will pay 0.861 times the value of Equifax stock at closing (25% cash and 75% Equifax stock) If you own TALX stock, you’ll be notified Closing within the next 6 months Merger not effective until closing Therefore, for both companies, business as usual

Intervening Period (Prior to Close) For both companies—Business as Usual Reviews/bonuses/business cards/ Goals the same: Service Clients, Sell New Services TALX will need to adhere to certain covenants Market Implications SEC filing by Equifax/TALX FTC notification Equifax and TALX stock will track together Learn each others business

Intervening Period (Prior to Close) Conducting business between signing and closing Conduct business in the ordinary and usual course You will receive a separate legal briefing on restrictions Legal events between signing and closing Hart-Scott-Rodino filing with FTC Both companies make a Proxy filing for shareholders Equifax will file a registration statement with SEC to register shares TALX shareholders meeting to approve the merger Business events between signing and closing Bill Canfield and Rick Smith meet with key investors of both companies Integration meetings

What does this mean to Directors—Post Closing Employment Agreements remain in place Stock options and restricted shares will fully vest BIG TAX EVENT for you—need to plan HR will provides tools you need Other Director benefits will continue in some form Retain all programs through year end Then selectively transition to similar plans More information on benefits will follow Work environment remains the same: flextime, telecommuting, alternative work schedules, business casual dress, etc. You are TALX leaders, your role must continue

What does this mean for All Employees—Post Closing Benefits will remain the same or comparable No ESPP Change, yes, but planned & accomplished through managed change initiatives Additional opportunities for career growth TALX Corporation will become: TALX an Equifax Company Bill Canfield remains the top TALX executive Bill has three-year employment agreement and will have seat on Equifax Board TALX Charitable Foundation continues Equifax to support with their own contribution

How about the People at Equifax? Bright Hard-working Culture Commitment to integrity Focus on growth Embrace change Team approach Value the individual Business casual too! Very professional Passion for their businesses

Communication Plan Press Release went out at 4:45 pm today TALX employees All employee meeting Thursday at 9:30 FAQs and other info on TALXnet More information over the next few months Investor call with Rick & Bill at 7:00 am, February 15 Employer and Verifier Clients email, phone calls by management (CAB/VAB) Client communications posted for review Partners